Exhibit 4.6

THIS PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE OFFERED FOR SALE, SOLD, PLEDGED, ASSIGNED OR OTHERWISE DISPOSED OF, AND NO TRANSFER OF THIS PROMISSORY NOTE WILL BE MADE BY THE COMPANY OR ITS TRANSFER AGENT IN THE ABSENCE OF SUCH REGISTRATION OR AN OPINION OF COUNSEL ACCEPTABLE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

10% BRIDGE NOTE

$_______	Los Alamos, New Mexico
December __, 2012

FOR VALUE RECEIVED, Caldera Pharmaceuticals, Inc., a Delaware corporation (the “Company”), with its principal place of business at 278 DP Road, Suite D, Los Alamos, New Mexico 87544, its successors and assigns (the “Company”), promises to pay to the order of _______________________________(“Payee”), having an address at ________________ ___________________________, on the earliest to occur of (a) December 31, 2013, (b) the closing of the Subsequent Financing (as defined below), or (c) the acceleration of this Note by Payee upon the occurrence of a Default (as defined below) (the “Maturity Date”), or at such other place as the Payee may hereafter specify in writing, the principal sum of __________________ Dollars ($___________).

1.   This Note is one of a series of up to Five Hundred Thousand Dollars $500,000 of notes being issued by and among the Company and certain bridge note investors (the “Investors”) as part of a unit offering which includes the issuance to the Investors of a warrant to purchase six hundred (600) shares of the Company’s Common Stock (“Common Stock”), at an exercise price of $3.00 per share, for every $1,000 in principal amount of Notes purchased.

2.    In the event the Company receives or is entitled to receive net proceeds (gross proceeds less out-of-pocket legal fees and expenses) of at least Three Million Dollars ($3,000,000) from its various litigation proceedings against the Managers of Los Alamos National Laboratory and other parties, Payee shall receive a premium, which shall be added to the original outstanding principal amount of this Note, equal to 30% of such principal amount; provided, however, that in the event that such payment would violate any applicable usury law, the amount of such payment shall be the highest lawful amount permitted under such law.

3.   The unpaid principal amount hereof shall bear compounded interest from the date hereof at the rate of 10% per annum until the Maturity Date (or until the earlier date of payment if this Note is prepaid or converted into equity of the Company as provided herein). Except if this Note is converted as provided herein, payments on both principal and interest are to be made in lawful money of the United States of America unless Payee agrees to another form of payment.  The Company reserves the right to pay interest quarterly at its option.

4.   As used herein, a “Default” means a material default by the Company of this Note, the Securities Purchase Agreement dated the date hereof between the Company and Payee, or the Warrant issued by the Company to Payee on the date hereof.

5.   Amounts not paid when due hereunder shall bear interest from the due date until such amounts are paid at the rate of fifteen percent (15%) per annum; provided, however, that in the event such interest rate would violate any applicable usury law, the default rate shall be the highest lawful interest rate permitted under such usury law.  Upon the occurrence of a Default and receipt of written notice by the Company from Payee of such Default, the principal and interest due hereunder shall be immediately due and payable by the Company to Payee.

6.   The Company contemplates that it will issue and sell to some or all of the Investors and certain third parties (if any) shares of a newly designated series or class of the Company’s Series B preferred stock and Common Stock warrants (collectively, the “Subsequent Financing Securities”) for an aggregate sale price, including conversion of this Note and the other notes issued to the investors in connection herewith, of up to $3,000,000 or more (the “Subsequent Financing”).  Each Note outstanding on the date of such issuance (the “Financing Date”) shall automatically convert all of the principal of and interest due on the Note into Units of the Subsequent Financing Securities (each Unit consisting of one share of Series B preferred stock and a warrant to purchase one share of Common Stock) at a conversion price equal to the per unit purchase price of the Subsequent Financing Securities (the “Subsequent Financing Price”), anticipated to be $2.50 per Unit, and on the additional terms and conditions applicable generally to such Subsequent Financing.  Notwithstanding the foregoing, in the event that Payee is not a stockholder of the Company as of the date of issuance of this Note and (a) the terms and conditions of the Subsequent Financing differ in any material respect that is adverse to Payee from the terms set forth in the draft Summary of Proposed Terms of a Private Placement in effect as of the date of issuance of this Note, or (b) the Financing Date occurs after February 28, 2013, or (c) the aggregate sale price of the Subsequent Financing is less than $1,250,000, then such conversion shall be at the option and discretion of Payee.  At any time after the date of issuance of this Note, the Payee may, at its option and discretion, elect to convert some or all of the principal of and interest due on this Note into shares of the Company’s Common Stock at a conversion price of $2.50 per share; provided, however, if a Default has occurred and is continuing, the conversion price during such default period shall be reduced to $1.50 (retroactive to the date of issuance of this Note and subject to adjustment as provided herein) until the Default (and all Defaults) are cured.

7.   It is understood that the Subsequent Financing Securities will bear a restrictive legend if they are issued within six (6) months of the date hereof.

8.   With respect to conversion of this Note into Common Stock, if applicable:

(a)   If while the Note is outstanding the Company: (1) pays a dividend or makes a distribution on shares of Common Stock that is paid in shares of Common Stock or in securities convertible into or exchangeable for its Common Stock (in which latter event the number of shares of Common Stock initially issuable upon the conversion or exchange of such securities shall be deemed to have been distributed); (2) subdivides its outstanding shares of Common Stock; (3) combines outstanding shares of Common Stock into a smaller number of shares; or (4) issues by reclassification of Common Stock any shares of capital stock of the Company, the conversion price in effect immediately prior thereto shall be adjusted so that the Payee thereafter shall be entitled to receive the number and kind of shares of Common Stock or other capital stock of the Company that it would have owned or been entitled to receive in respect of this Note immediately after the happening of any of the events described above had this Note been converted immediately prior to the happening of that event. An adjustment made in accordance with this section shall become effective immediately after the record date, in the case of a dividend, and shall become effective immediately after the effective date, in the case of a subdivision, combination, or reclassification. If, as a result of an adjustment made in accordance with this Section 8 the Payee becomes entitled to receive shares of two or more classes of capital stock or shares of Common Stock and other capital stock of the Company, the board of directors (whose reasonable determination shall be conclusive) shall determine the allocation of the adjusted conversion price between or among shares of such classes of capital stock or shares of Common Stock and other capital stock.

(b)   If while the Note is outstanding, the Company shall first issue or sell, or first enter into any agreement to issue or sell, any shares of Common Stock, or any securities exercisable or convertible into shares of Common Stock (“Common Stock Equivalents”),, in a transaction or series of transactions providing for a consideration, exercise price, conversion price or other applicable price per share less than the conversion price with respect to Common Stock in effect immediately prior to the time of such issue or sale, the conversion price shall be, multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to the issuance of such Common Stock or such Common Stock Equivalents plus the number of shares of Common Stock which the offering price for such shares of Common Stock or Common Stock Equivalents would purchase at the Conversion Price, and the denominator of which shall be the sum of the number of shares of Common Stock outstanding immediately prior to such issuance plus the number of  shares of Common Stock so issued or issuable, provided, that for purposes hereof, all shares of Common Stock that are issuable upon conversion, exercise or exchange of Common Stock Equivalents shall be deemed outstanding immediately after the issuance of such Common Stock Equivalents.  Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued.  However, upon the expiration of any Common Stock Equivalents the issuance of which resulted in an adjustment in the Conversion Price pursuant to this Section, if any such Common Stock Equivalents shall expire and shall not have been exercised, the Conversion Price shall immediately upon such expiration be recomputed and effective immediately upon such expiration be increased to the price which it would have been (but reflecting any other adjustments in the Conversion Price made pursuant to the provisions of this Section after the issuance of such Common Stock Equivalents) had the adjustment of the Conversion Price made upon the issuance of such Common Stock Equivalents been made on the basis of offering for subscription or purchase only that number of shares of the Common Stock actually purchased upon the exercise of such Common Stock Equivalents actually exercised. Notwithstanding anything herein to the contrary, the following shall not be subject to the provisions of this Section: (i) issuance or sale of Common Stock or options or other awards under the Company’s equity incentive plans or programs (ii) issuance or sale of preferred stock or Common Stock issuable upon conversion of the Series A Preferred Stock or any other outstanding convertible securities; (iii) issuance of equity securities or rights to purchase equity securities issued in connection with credit agreements, debt financings, commercial property, or  lease transactions approved by the Board of Directors, including a majority of the Series A Directors; (iv) issuance of equity securities or rights to purchase equity securities issued for consideration other than cash pursuant to a merger, consolidation, acquisition or similar business combination approved by the Board of Directors; (v) issuance of securities to an entity as a component of any business relationship with such entity primarily for the purpose of (A) joint venture, technology or licensing development activities, (B) distribution, supply or manufacture of the Company’s products or services or (C) any other arrangements involving corporate partners primarily for purposes other than raising capital, the terms of which business relationship with such entity are approved by the Board of Directors; and (vi) issuance of stock pursuant to a  stock dividend or stock split.

(c)   On the happening of an event requiring an adjustment pursuant to this Section 8, the Company shall, within fifteen  (15) business days, give written notice to Payee stating the adjustment and setting forth in reasonable detail the method of calculation and the facts upon which the calculation is based.

9.   Presentment, demand, protest or notice of any kind are hereby waived by the Company.  The Company may not set off against any amounts due to Payee hereunder any claims against Payee or other amounts owed by Payee to the Company.

10.   All rights and remedies of Payee under this Note are cumulative and in addition to all other rights and remedies available at law or in equity, and all such rights and remedies may be exercised singly, successively and/or concurrently.  Failure to exercise any right or remedy shall not be deemed a waiver of such right or remedy.

11.   The Company agrees to pay all reasonable costs of collection, including attorneys' fees which may be incurred in the collection of this Note or any portion thereof and, in case an action is instituted for such purposes, the amount of all attorneys' fees shall be such amount as the court shall adjudge reasonable.

12.   This Note is made and delivered in, and shall be governed, construed and enforced under the laws of the State of New Mexico.

13.   This Note shall be subject to prepayment, at the option of the Company, in whole or in part, at any time and from time to time, without premium or penalty.

14.   This Note or any benefits or obligations hereunder may not be assigned or transferred by the Company.

15.   All debt for borrowed money issued by the Company after the date hereof shall provide that it is subordinate in right of payment and otherwise to the debt evidenced by this Note and the other notes being issued to the Investors in connection herewith.  So long as this Note is outstanding, the Company shall operate its business in the ordinary course of business consistent with past practice and shall not take any action, or omit to take any action, which has or is reasonably likely to have a material adverse effect on the Company or its business, properties, assets, financial condition or prospects.

CALDERA PHARMACEUTICALS, INC.

By:
Benjamin Warner, President